UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04029719

April 1, 2004

Mr. John M. Byrne
Bloomberg LP
499 Park Avenue
New York, New York 10022

Act	Securities Exchange Act of 1934
Section	11A
Rule	11Ac1-4
Public Availability	YES 4/1/04

Re: Tradebook System

Dear Mr. Byrne:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on January 17, 1997 until January 6, 2005. This letter also extends the no-action position taken by the Division on January 22, 2004 relating to Nasdaq and exchange-listed securities for which a linkage between Bloomberg Tradebook ("Tradebook" or "System") and a self-regulatory organization ("SRO") is operational. The January 17th and January 22nd letters confirmed that Tradebook is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules") and would be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Tradebook and the SRO is operational. In the January 17th and January 22nd letters, the Division took the position that it would not recommend the Commission take enforcement action against market makers or exchange specialists who are participants in the System, if those participants enter orders into the System without modifying their public quotations in compliance with the ECN Amendment. These no-action positions were temporarily extended most recently in a letter dated July 3, 2003.

The Division continues to condition its position on compliance with the terms expressed in the January 17th and January 22nd letters. These terms include, but are not limited to, compliance with the requirement that the System respond to orders entered into the System through access to the SRO no slower than the System responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that the System has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from Tradebook regarding such reviews and tests.

The Division further conditions its position on the System providing brokers access via either an SRO or the telephone for a charge of no more than the fee Tradebook charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Tradebook by an SRO for trades and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, the Division may request additional representations from you regarding the operation of the System. Further, the Division will consider extending, modifying, or revoking its temporary no-action position prior to January 6, 2005, based on its continuing experience with Tradebook's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert L.D. Colby (by GF)

Robert L.D. Colby
Deputy Director